SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-2-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 3)1

Transmeta Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

 89376R2080

(CUSIP Number)

Riley Investment Management LLC

Attn:  Bryant R. Riley

11100 Santa Monica Blvd.

Suite 810

Los Angeles, CA 90025

(310) 966-1445

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 14, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

———————

1

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89376R208	13D	Page 2

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Riley Investment Partners Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 377,121
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER 377,121
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 377,121
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%[1]
14	TYPE OF REPORTING PERSON* PN

———————

Based on 12,021,388 shares of common stock of Transmeta Corporation (the “Issuer”) outstanding at November 2, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 filed with the Securities and Exchange Commission on November 8, 2007.

CUSIP No. 89376R208	13D	Page 3

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Riley Investment Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 377,121[1]
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 428,076[2]
EACH REPORTING	9	SOLE DISPOSITIVE POWER 377,121[1]
PERSON WITH	10	SHARED DISPOSITIVE POWER 428,076[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 794,678[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%[3]
14	TYPE OF REPORTING PERSON* IA

———————

1

Because Riley Investment Management LLC has sole investment and voting power over 377,121 shares of Common Stock held by Riley Investment Partners Master Fund, L.P., Riley Investment Management LLC may be deemed to have beneficial ownership of these shares.

2

Riley Investment Management LLC has shared voting and dispositive power over 428,076 shares of Common Stock held by its investment advisory clients, 417,557 of which are held by investment advisory accounts indirectly affiliated with Mr. Riley or Riley Investment Partners Master Fund, L.P.  However, Riley Investment Management LLC disclaims beneficial ownership of the non-affiliated shares.

3

Based on 12,021,388 shares of common stock of Transmeta Corporation (the “Issuer”) outstanding at November 2, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 filed with the Securities and Exchange Commission on November 8, 2007.

CUSIP No. 89376R208	13D	Page 4

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON B. Riley & Co., LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 50,000[1]
EACH REPORTING	9	SOLE DISPOSITIVE POWER -0-
PERSON WITH	10	SHARED DISPOSITIVE POWER 50,000[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .4%[2]
14	TYPE OF REPORTING PERSON* BD

———————

1

B. Riley & Co., LLC has shared voting and dispositive power over 50,000 shares of Common Stock held by a managed account, with which it is indirectly affiliated.

2

Based on 12,021,388 shares of common stock of Transmeta Corporation (the “Issuer”) outstanding at November 2, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 filed with the Securities and Exchange Commission on November 8, 2007.

CUSIP No. 89376R208	13D	Page 5

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Bryant R. Riley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 377,121[1]
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 478,076[2]
EACH REPORTING	9	SOLE DISPOSITIVE POWER 377,121[1]
PERSON WITH	10	SHARED DISPOSITIVE POWER 478,076[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 844,678[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%[3]
14	TYPE OF REPORTING PERSON* IN

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1

Because Riley Investment Management LLC has sole voting and investment power over Riley Investment Partners Master Fund, L.P.’s security holdings and Mr. Riley, in his role as the sole manager of Riley Investment Management LLC, controls its voting and investment decisions, each of Riley Investment Partners Master Fund, L.P., Riley Investment Management LLC, and Mr. Riley may be deemed to have beneficial ownership of the 377,121 shares of Common Stock held by Riley Investment Partners Master Fund, L.P.

Riley Investment Management LLC has shared voting and dispositive power over 428,076 shares of Common Stock held by its investment advisory clients, 417,557 of which are held by investment advisory accounts indirectly affiliated with Mr. Riley or Riley Investment Partners Master Fund, L.P.  Although Mr. Riley controls Riley Investment Management LLC’s voting and investment decisions for its investment advisory clients, Mr. Riley disclaims beneficial ownership of the non-affiliated shares.   B. Riley & Co., LLC has shared voting and dispositive power over 50,000 shares of Common Stock.  Mr.

CUSIP No. 89376R208	13D	Page 6

Riley is the Chairman and sole  indirect equity owner of B. Riley & Co., LLC.

Based on 12,021,388 shares of common stock of Transmeta Corporation (the “Issuer”) outstanding at November 2, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 filed with the Securities and Exchange Commission on November 8, 2007.

CUSIP No. 89376R208	13D	Page 7

Item 4.

Purpose of the Transaction

Item 4 is hereby amended by adding the following:

On January 14, 2008, RIM sent a stockholder demand for books and records to the Issuer to investigate potential wrongdoing, mismanagement, waste of corporate assets and breaches of fiduciary duties by members of the Issuer’s Board of Directors and to assess the ability of the Board to impartially consider a demand for action related to the items described in the demand. The foregoing description of the books and record demand is qualified in its entirety by reference to the books and record demand attached as Exhibit A. As previously disclosed in an amended 13-D filing on December 21, 2007, RIM has become increasingly concerned about the oversight of the Issuer’s Board and of management's actions at a critical juncture in the Issuer’s business. On December 19th, the Issuer filed form 4s, disclosing options grants totaling 725,000 shares to four executive officers, thus causing a dilution of over 5 percent to existing investors. Two days later, the Issuer disclosed that it would be making bonus payments to Chief Executive Officer Lester Crudele and Chief Financial Officer Sujan Jain in the amounts of $1,000,000 and $200,000, respectively. On January 4, 2008, the Issuer filed an 8-K, detailing a formula used to calculate General Counsel John Horsley’s bonus relating to the recent settlement of patent litigation with Intel, which RIM estimates to be upwards of $11 million. RIM had requested a full explanation of this formula in prior 13-D filings and expressed concern that the Issuer failed to provide investors with adequate disclosure relating to this payment. Based on how material this payment is to the Issuer’s investors, RIM is very disappointed that it took the Issuer more than eight weeks following the Intel settlement to make the disclosure that RIM had previously demanded.

In light of these events leave RIM deeply concerned about the Board’s and management’s ability to prudently manage the Issuer in the best interest of its stockholders after the $250 million Intel settlement.

Item 5.

Interest in Securities of the Issuer

Item 5(c) is amended to add the following:

(c)

In the ordinary course of business, BRC may effect transactions in connection with its market making activities, as well as for customer transactions.  Since the Reporting Persons’ last 13D filing, RIP purchased 5,000 shares at a per share price of 13.66 on December 31, 2007 and 4,088 shares at a per share price of 12.65 on January 11, 2008.

Item 7.

Material to be filed as Exhibits

Exhibit A

Books and Record Demand, dated January 14, 2008, from RIP to the Issuer.

CUSIP No. 89376R208	13D	Page 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 14, 2008

Riley Investment Partners Master Fund, L.P.
By: Riley Investment Management LLC, its General
Partner

By:	/s/ Bryant R. Riley
Bryant R. Riley, Managing Member

Riley Investment Management LLC

By:	/s/ Bryant R. Riley
Bryant R. Riley, Managing Member
B. Riley & Co, LLC

By:	/s/ Bryant R. Riley
Bryant R. Riley, Chairman

By:	/s/ Bryant R. Riley
Bryant R. Riley

EXHIBIT A

Riley Investment Partners Master Fund, L.P.

c/o Riley Investment Management LLC

11100 Santa Monica Blvd., Suite 810

Los Angeles, CA  90025

(310) 966-1445

January 14, 2008

REGISTERED MAIL AND OVERNIGHT DELIVERY

Transmeta Corporation

2540 Mission College Boulevard

Santa Clara, California  95054

Attention:  John O’Hara Horsley, Secretary

Dear Mr. Horsley:

Riley Investment Partners Master Fund, L.P. (the “Stockholder”), is the beneficial owner of 377,121 shares of common stock of Transmeta Corporation, a Delaware corporation (the “Company”), which are held by UBS Securities LLC for the account of Stockholder.  Attached as Attachment 1 is documentary evidence of the Stockholder’s beneficial ownership and is a true and correct copy of what it purports to be.

Pursuant to 8 Del. C. § 220, Stockholder hereby demands to inspect and copy (in person or by attorney or other agent), during the usual hours for business, the following books and records and other documents of the Company (the “Books and Records”):

1.

Lester Crudele’s, Sujan Jain’s, John O’Hara Horsley’s, and Daniel Hillman’s direct and indirect compensation (including, without limitation, salary, bonus, stock options, SARS, split dollar life insurance, any other insurance, tax reimbursements or gross-ups, perquisites such as personal use of Company assets, etc.) from the Company, whether or not reflected in the Company’s Proxy statements, including, without limitation, all committee minutes, board minutes, analyses, employment contracts and Mr. Horsley’s Incentive Compensation Agreement relating to their compensation.

2.

All books, records, reports, memoranda and materials relating to Ralph Harms’, Mark Kent’s, David Ditzel’s, Patrick Boudreau’s and Matthew Perry’s severance payments and benefits (including, without limitation, cash payments, stock options, SARS, split dollar life insurance, any other insurance, tax reimbursements or gross-ups, perquisites such as personal use of Company  assets, etc.), whether or not reflected in the Company’s Proxy statements, including, without limitation, all committee minutes, board minutes, analyses, employment contracts and severance agreements relating to their compensation.

3.

All books, records, reports, memoranda and materials relating to the grant of stock options of the Company during the period from December 1, 2007 through the date hereof, including, without limitation, all committee minutes, board minutes and analyses.

4.

All books, records, reports, memoranda and materials relating to the Company’s cash bonuses granted to executive officers and key employees for years 2004, 2005, 2006 and 2007, including, without limitation, all committee minutes, board minutes, bonus plan documents, rationale and criteria of the grant of cash bonuses, calculations of bonuses, analyses and any awards made, or contemplated to be made in the future, pursuant to such plan.

5.

All Compensation Committee minutes and related materials relating to executive compensation and severance for the years 2004, 2005, 2006 and 2007.

6.

Any expert’s or consultant’s reports or opinions concerning compensation or severance paid to executive officers between 2004 and the present.

7.

All minutes of the Company’s board of directors or any other committee for the period from January 1, 2004 through the present.

8.

Documents summarizing or reflecting any business or social relationships between the members of the board, on one hand, and executive officers, on the other hand.

The purpose of this demand to inspect the Company’s Books and Records is to investigate potential wrongdoing, mismanagement, waste of corporate assets or breaches of fiduciary duties by members of the Company’s Board of Directors and to assess the ability of the Company’s board to impartially consider a demand for action (including, without limitation, a request for permission to file a derivative lawsuit on the Company’s behalf) related to the items described in this demand.

Stockholder will bear the reasonable costs incurred by the Company in connection with the production of the information demanded. The Stockholder hereby authorizes and designates Riley Investment Management LLC, its general partner and agent, and its officers and employees and any other persons designated by them, acting singly or in combination, to conduct the inspection and copying herein demanded. It is requested that the information identified above be made available by January 22, 2008.

The Stockholder is making the foregoing demand for books and records under oath and affirms such demand to be true under penalty of perjury under the laws of the United States or any state.

Very truly yours,

Riley Investment Partners Master Fund, L.P.

By:  Riley Investment Management LLC, its General Partner

By:  /s/ Bryant Riley______________________

        Bryant Riley, Managing Member

Attachment